Simpson Thacher & Bartlett llp
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New York, N.Y. 10017-3954
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___________________________________

Facsimile (212) 455-2502

August 4, 2017
Via EDGAR

Re:	American Renal Associates Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Response Dated July 7, 2017
(File No. 001-37751)

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Decker:
On behalf of our client American Renal Associates Holdings, Inc. (“American Renal” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 20, 2017, concerning the Company’s July 7, 2017 response to the Staff’s June 26, 2017 comments on the Annual Report on Form 10-K (the “Form 10-K”) of the Company for the fiscal year ended December 31, 2016, filed with the Commission on March 8, 2017 (File No. 001-37751). This letter is a supplemental response to clarify certain points in our previous response, dated August 2, 2017, at your request.
We note that the responses set forth below are based solely on information received from the Company’s management.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Noncontrolling Interests, page F-12

Comment 1:
Your response to comment 1 states that you do not currently have noncontrolling interests subject to put provisions that only become exercisable upon the occurrence of a contingent event. However, on page 85 of your Form 10-K and page 39 of your March 31, 2017 Form 10-Q, you state that none of your event-based put obligations were exercisable. Please reconcile your response with your filing disclosures.

Mr. Rufus Decker	August 4, 2017

Response:
We acknowledge the Staff’s comment and will update our disclosures in future filings. The Company wishes to clarify that certain of its agreements include put rights that vest based on time but could be accelerated based on an event. We will clarify in future filings that the occurrence of an event could accelerate the exercise of the put right as follows: “The Company has certain put agreements which are exercisable upon the occurrence of specific events, including third-party members’ death, disability, bankruptcy, retirement, or if third-party members are dissolved, which could accelerate time-based vesting.”

Comment 2:
Your proposed accounting policy for subsequent measurement in response to comment 2 states that your noncontrolling interests subject to put provisions are measured at the greater of the noncontrolling interest balance determined pursuant to ASC 810-10 or the fair value. Please tell us how you considered the guidance in ASC 480-10-S99-3A, paragraphs 13 through 15 and 16(e), which refers to redemption value and may not represent fair value.

Response:	We acknowledge the Staff’s comment and will revise our accounting policy in future filings Form 10-K filings to state:

Member interests with redemption features that are not solely within the Company’s control, such as the Company’s noncontrolling interests that are subject to put provisions, are presented outside of permanent equity and are measured at the greater of the noncontrolling interest balance determined pursuant to ASC 810-10 or the redemption value. Changes in the fair value of noncontrolling interests subject to put provisions are accounted for as equity transactions. Changes in the redemption value over fair value are recognized as reductions of earnings available to shareholders of the Company.

The Company intends to provide this additional detail regarding its accounting policy for subsequent measurement of its noncontrolling interests in future reports on Form 10-K.

* * *

Please contact John C. Ericson at (212) 455-3520 with any questions or comments.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:    Suying Li, Division of Corporation Finance